PUBLIC

16021543

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED 2016 JUL 13 PM 3:08 SEC / TM

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road, N.E. Suite 272
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL Ascent Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stacy M Langston
Notary Public, Douglas County, Georgia
My Commission Expires September 14, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

(PUBLIC)

TABLE OF CONTENTS

AGL | Ascent
Your Financial Business Matters.

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Fortress Group, Inc.

We have audited the accompanying statement of financial condition of Fortress Group, Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Fortress Group, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

AGL Ascent Group, LLC

Duluth, Georgia
February 19, 2016

FORTRESS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	975,496
Accounts receivable		79,193
Prepaid expenses and deposits		20,159
Total current assets		1,074,848
PROPERTY AND EQUIPMENT, NET		23,241
Total Assets	$	1,098,089

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	15,951
Accrued Retirement Contribution		241,875
Deferred Rent		2,501
Total current Liabilities		260,327
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 10,000 shares authorixed; 2,600 shares issued and outstanding		26
Additional paid-in capital		25,974
Retained Earnings		811,762
Total Stockholders' Equity		837,762
Total Liabilities and Stockholders' Equity	$	1,098,089

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Fortress Group, Inc. (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue recognition - Revenue related to non-refundable retainer or advisory fees is recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2015. The Company is no longer subject to examination by taxing authorities for years prior to 2012.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable - Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portions, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2015 as all receivables were deemed collectable.

Property and equipment - Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC Topic 360, *Property, Plant, and Equipment.* Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

Advertising costs - Advertising and promotion expenses are recognized as incurred. Advertising expenses were immaterial for the year ended December 31, 2015.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures,* establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

NOTE 2 - FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There are no assets or liabilities measured at fair value on a recurring basis as of December 31, 2015.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2015 consist of the following classifications:

Computers & peripherals	$ 65,879
Furniture	48,809
Office equipment	16,657
	131,345
Less accumulated depreciation	108,104
Property and equipment, net	$ 23,241

Depreciation expense for the year ended December 31, 2015 was $16,286.

NOTE 4 - LEASES

The Company leases office space pursuant to an operating lease agreement expiring in 2016. The lease agreement provides that all rent payments for January through March of 2013 will be waived if the Company punctually and faithfully executes all terms of the lease agreement. The lessor determined that the Company faithfully and punctually executed all terms of the lease agreement and the Company paid rental expense of $90,168 to lease office space for the year ended December 31, 2015.

Aggregate minimum annual lease payments, through March 2016, are $22,406.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2015, the Company has net capital of $698,434, which exceeds its minimum of $17,355 by $681,079.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2014 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2015. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 6 - CONTINGENCIES

From time to time, the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material, adverse impact on the Company's results of operations, cash flows, or financial position.

NOTE 7 - PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Employees do not make contributions into the plan. For the year ended December 31, 2015, the Company contributed $241,875 to the plan and is included in expenses in the statement of operations.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $720,000 as of December 31, 2015.

During the year ended December 31, 2015, approximately 95% of the revenues were derived from five customers.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Fortress Placement Services (UK) Ltd on January 1, 2014 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources.. During the year ended December 31, 2015 the Company recorded $184,426 in salary reimbursements, and $12,000 in database royalty fees, and $17,785 from Fortress Placement Services (UK) Ltd. The balance of accounts receivable from Fortress Placement Services (UK) Ltd was $79,193 at December 31, 2015.

The Company and Fortress Placement Services (UK) Ltd share common ownership.

NOTE 10 - VARIABLE INTEREST ENTITIES

The Financial Accounting Standards Board ("FASB") Accounts Standard Codification ("ASC") topic 810, *Consolidations*, requires that a company that holds variable interests in an entity consolidate the entity if the company's interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. In such cases, the Company is the primary beneficiary of the VIE. FASB ASC topic 810, *Consolidations*, also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

Fortress Group, Inc. is not deemed to be the primary beneficiary of Fortress Placement Services (UK) Ltd, and thus Fortress Placement Services (UK) Ltd is not deemed to be a VIE.

NOTE 11 - SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 19, 2016.